Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form 40-F (the “Form 40-F”) of our auditor’s report dated March 31, 2026 relating to the consolidated financial statements of Intermap Technologies Corporation consisting of the consolidated statement of financial position as at December 31, 2025 and the related consolidated statement of income (loss) and other comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, which appears as Exhibit 99.2 to the Form 40-F being filed with the United States Securities and Exchange Commission.

We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to the Form 40-F.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2026

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894